FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated May 24, 2022 of Diana Shipping Inc. (the "Company") announcing the Company’s financial results for the first quarter ended March 31, 2022.
The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-256791) that was filed with the U.S. Securities and Exchange Commission and became effective on July 9, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: May 25, 2022	By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
Twitter: @Dianaship
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE FIRST QUARTER ENDED MARCH 31, 2022;
DECLARES CASH DIVIDEND OF 25 CENTS PER SHARE FOR THE FIRST QUARTER OF 2022

ATHENS, GREECE, May 24, 2022 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $26.0 million and net income attributed to common stockholders of $24.6 million for the first quarter of 2022. This compares to a net loss of $1.3 million and net loss attributed to common stockholders of $2.7 million reported in the first quarter of 2021. Earnings per share for the first quarter of 2022 was $0.32 basic and $0.31 diluted, compared to loss per share of $0.03 basic and diluted in the same quarter in 2021.
Time charter revenues were $65.9 million for the first quarter of 2022, compared to $41.1 million for the same quarter of 2021. The increase in time charter revenues was due to increased average time charter rates that the Company achieved for its vessels during the quarter. This increase was partly offset by decreased ownership days compared to the same quarter of last year, which was due to vessel sales and a spin-off in November 2021.
Dividend Declaration
The Company has declared a cash dividend on its common stock of $0.25 per share, based on the Company’s results of operations during the first quarter ended March 31, 2022. The cash dividend will be payable on or about June 17, 2022 to all shareholders of record as of June 6, 2022. The Company currently has 86,142,258 common shares issued and outstanding.

	Fleet Employment Profile (As of May 23, 2022)
	Diana Shipping Inc.’s fleet is employed as follows:
	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterers	Delivery Date to Charterers***	Redelivery Date to Owners****	Notes
	BUILT DWT

	8 Panamax Bulk Carriers
1	MELIA		$25,750	5.00%	Viterra Chartering B.V., Rotterdam	11-Jun-21	28-May-22	1
	2005 76,225
2	ARTEMIS		$10,250	5.00%	Glencore Agriculture B.V., Rotterdam	30-Nov-20	21-Mar-22
			$21,250	4.75%	Cargill International S.A., Geneva	21-Mar-22	20-Jun-23 - 20-Aug-23
	2006 76,942
3	LETO		$25,500	4.75%	Aquavita International S.A.	3-Oct-21	1-Feb-23 - 15-Apr-23
	2010 81,297
4	SELINA	A	$26,500	5.00%	ASL Bulk Shipping HK Limited	2-Sep-21	15-Jun-22 - 15-Sep-22
	2010 75,700
5	MAERA	A	$26,000	5.00%	ASL Bulk Shipping HK Limited	18-Sep-21	1-Oct-22 - 15-Dec-22
	2013 75,403
6	ISMENE		$18,500	4.75%	Cargill International S.A., Geneva	23-Nov-21	15-Dec-22 - 15-Feb-23
	2013 77,901
7	CRYSTALIA	B	$26,100	5.00%	Uniper Global Commodities SE, Düsseldorf	21-Sep-21	1-Oct-22 - 15-Dec-22
	2014 77,525
8	ATALANDI	B	$24,500	4.75%	Aquavita International S.A.	5-Oct-21	15-Feb-23 - 30-Apr-23
	2014 77,529
	6 Kamsarmax Bulk Carriers
9	MAIA	C	$25,000	5.00%	Viterra Chartering B.V., Rotterdam	20-Jun-21	24-May-22	2
			$25,000	5.00%	Hyundai Glovis Co. Ltd.	24-May-22	20-Sep-23 - 20-Nov-23	3
	2009 82,193
10	MYRSINI	C	$22,000	4.75%	Cargill International S.A., Geneva	15-Nov-21	1-Dec-22 - 31-Jan-23
	2010 82,117
11	MEDUSA	C	$11,000	4.75%	Cargill International S.A., Geneva	19-Nov-20	9-Mar-22
			$26,000	4.75%		9-Mar-22	15-May-23 - 15-Jul-23
	2010 82,194
12	MYRTO	C	$28,500	5.00%	Solebay Shipping Transocean Company Limited	10-Sep-21	15-Aug-22 - 15-Oct-22
	2013 82,131
13	ASTARTE		$21,500	5.00%	Tongli Shipping Pte. Ltd.	30-Jan-22	15-Apr-23 - 15-Jun-23	4
	2013 81,513
14	LEONIDAS P. C.		$24,500	4.75%	Cargill International S.A., Geneva	18-Feb-22	1-Mar-23 - 30-Apr-23	5
	2011 82,165
	5 Post-Panamax Bulk Carriers
15	ALCMENE		$17,100	5.00%	SwissMarine Pte. Ltd., Singapore	25-Nov-21	20-Dec-22 - 5-Mar-23
	2010 93,193
16	AMPHITRITE	D	$27,000	5.00%	BG Shipping Co., Limited, Hong Kong	13-Sep-21	15-Oct-22 - 15-Dec-22
	2012 98,697
17	POLYMNIA	D	$12,100	5.00%	CLdN Cobelfret SA, Luxembourg	22-Nov-20	4-Feb-22	6
			$24,750	5.00%		4-Feb-22	15-Jan-23 - 15-Mar-23
	2012 98,704

18	ELECTRA	E	$21,000	5.00%	Tongli Shipping Pte. Ltd.	28-Apr-21	13-Apr-22	7
			$16,500	5.00%	Raffles Shipping International Pte. Ltd.	13-Apr-22	6-Jun-22	1,8
	2013 87,150
19	PHAIDRA	E	$28,000	5.00%	Uniper Global Commodities SE, Düsseldorf	2-Sep-21	1-Jul-22 - 15-Sep-22
	2013 87,146
	12 Capesize Bulk Carriers
20	ALIKI		$20,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	18-Mar-21	21-Feb-22
			$24,500	5.00%	Koch Shipping Pte. Ltd., Singapore	21-Feb-22	1-Feb-23 - 15-Apr-23
	2005 180,235
21	BALTIMORE		$10,500	5.00%	Trafigura Maritime Logistics Pte. Ltd.	8-Feb-22	8-Apr-22	9
			$16,000	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	8-Apr-22	27-Jun-22 - 17-Jul-22	10
	2005 177,243
22	SEMIRIO	F	$19,700	5.00%	C Transport Maritime Ltd., Bermuda	15-Dec-21	15-Aug-23 - 15-Nov-23
	2007 174,261
23	BOSTON	F	$25,500	5.00%	C Transport Maritime Ltd., Bermuda	16-Jun-21	20-Apr-22
			$13,000	5.00%	Richland Bulk Pte. Ltd.	20-Apr-22	30-May-22	11
	2007 177,828
24	HOUSTON	F	$27,000	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Aug-21	15-Jul-22 - 15-Oct-22
	2009 177,729
25	NEW YORK	F	$14,000	5.00%	EGPN Bulk Carrier Co., Limited, Hong Kong	29-Dec-20	4-Jun-22 - 3-Jul-22	1
	2010 177,773
26	SEATTLE	G	$12,300	5.00%	Pacbulk Shipping Pte. Ltd., Singapore	27-Apr-20	2-Mar-22
			$26,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	2-Mar-22	1-Oct-23 - 15-Dec-23
	2011 179,362
27	P. S. PALIOS	G	$26,500	4.75%	Olam International Limited, Singapore	5-Jun-21	23-Apr-22	12,13
			$31,000	5.00%	Classic Maritime Inc.	11-Jun-22	15-Apr-24 - 30-Jun-24	3
	2013 179,134
28	G. P. ZAFIRAKIS	H	$22,750	4.75%	Cargill International S.A., Geneva	1-Dec-21	1-Nov-22 - 31-Dec-22
	2014 179,492
29	SANTA BARBARA	H	$17,250	4.75%	Cargill International S.A., Geneva	9-Jan-21	19-Mar-22	14
			$29,500	4.75%		19-Mar-22	10-May-23 - 10-Jul-23
	2015 179,426
30	NEW ORLEANS		$15,500	5.00%	Nippon Yusen Kabushiki Kaisha	3-Dec-20	25-Mar-22
			$32,000	5.00%	Engelhart CTP Freight (Switzerland) SA	25-Mar-22	20-Nov-23 - 31-Jan-24
	2015 180,960
31	FLORIDA		$25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29-Jan-27 - 29-May-27	15
	2022 182,063

	4 Newcastlemax Bulk Carriers
32	LOS ANGELES	I	$26,250	5.00%	Koch Shipping Pte. Ltd., Singapore	30-Jan-22	15-Jan-23 - 15-Mar-23	16
	2012 206,104
33	PHILADELPHIA	I	$28,500	5.00%	Classic Maritime Inc.	22-Apr-21	7-Mar-22	17
			$26,000	5.00%	C Transport Maritime Ltd., Bermuda	12-Apr-22	1-Feb-24 - 15-Apr-24
	2012 206,040
34	SAN FRANCISCO	J	$24,700	5.00%	Olam International Limited, Singapore	11-Feb-21	18-Feb-22	18
			$30,500	5.00%	Koch Shipping Pte. Ltd., Singapore	18-Feb-22	1-Mar-23 - 15-May-23
	2017 208,006
35	NEWPORT NEWS	J	$28,000	5.00%	Koch Shipping Pte. Ltd., Singapore	16-Dec-21	1-Jul-23 - 30-Sep-23	19
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1 Based on latest information.
2 Expected redelivery date from the charterers.
3 Expected delivery date to the charterers.
4 Vessel on scheduled drydocking from December 28, 2021 to January 30, 2022.
5 Vessel was delivered to the Company on February 16, 2022.
6 Charterers agreed to compensate the owners, for all the days over and above the new maximum redelivery date (January 13, 2022), with hire rate equal to the average of Baltic Panamax 82 Index 5TC weighted time charter average plus 15% or vessel’s present Charter Party rate, whichever is higher.

7 Charterers agreed to compensate the owners, for all the days over and above the maximum redelivery date (April 10, 2022), with hire rate equal to the average of Baltic Panamax Index 5TC weighted time charter average minus 10% or vessel’s present Charter Party rate, whichever is higher.

8 For two laden legs of maximum duration up to June 30, 2022.
9 Charter included a one time ballast bonus payment of US$1,000,000.
10 Redelivery date based on an estimated time charter trip duration of about 80-100 days.
11 Redelivery date based on an estimated time charter trip duration of about 41 days.
12 Charterers agreed to compensate the owners, for all the days over and above the maximum redelivery date (April 15, 2022), with hire rate equal to the average of Baltic Cape Index 5TC weighted time charter average plus 10% or vessel’s present Charter Party rate, whichever is higher.

13 Currently without an active charterparty. Vessel on scheduled drydocking.
14 Charterers agreed to compensate the owners, for all the days over and above the maximum redelivery date (March 5, 2022), with hire rate equal to the average of Baltic Cape Index 5TC weighted time charter average plus 23% or vessel’s present Charter Party rate, whichever is higher.

15 Bareboat chartered-in for a period of ten years at US$13,500 per day.
16 Vessel on scheduled drydocking from December 23, 2021 to January 30, 2022.
17 Vessel on scheduled drydocking from March 7, 2022 to April 12, 2022.
18 The charter rate was US$17,750 per day for the first one hundred five (105) days of the charter period.
19 Vessel on scheduled drydocking from February 4, 2022 to March 2, 2022.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended March 31,
	2022	2021
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars)
Revenues	$65,933	$41,051
Voyage expenses	1,714	1,780
Vessel operating expenses	16,428	18,552
Net income/(loss) and Comprehensive Income/(Loss)	26,044	(1,295)
Net Income/(Loss) and Comprehensive Income/(Loss), Attributable to Common Shareholders	24,602	(2,737)
FLEET DATA
Average number of vessels	33.5	38.2
Number of vessels	35.0	37.0
Weighted average age of vessels	10.2	10.1
Ownership days	3,017	3,434
Available days	2,906	3,434
Operating days	2,860	3,387
Fleet utilization	98.4%	98.6%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$22,099	$11,436
Daily vessel operating expenses (2)	$5,445	$5,402

Non-GAAP Measures

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Tuesday, May 24, 2022.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Replay ID number 13729890.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the severity, magnitude and duration of the COVID-19 pandemic, including impacts of the pandemic and of businesses’ and governments’ responses to the pandemic on our operations, personnel, and on the demand for seaborne transportation of bulk products; the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

	Three months ended March 31,
	2022	2021
REVENUES:
Revenues	$65,933	$41,051

OPERATING EXPENSES
Voyage Expenses	1,714	1,780
Vessel Operating Expenses	16,428	18,552
Depreciation and Amortization of Deferred Charges	9,792	10,049
General and Administrative Expenses	7,059	6,697
Management Fees to Related Party	117	449
Loss on Sale of Vessels	-	206
Other Operating Income	(240)	(106)
Operating Income, Total	$31,063	$3,424

OTHER INCOME / (EXPENSES):
Interest Expense and Finance Costs	(5,222)	(4,636)
Interest and Other Income	238	28
Loss from Equity Method Investments	(35)	(111)
Total Other Expenses, Net	$(5,019)	$(4,719)

Net income/(loss) and Comprehensive Income/(Loss)	$26,044	$(1,295)
Dividends on series B preferred shares	(1,442)	(1,442)
Net Income/(Loss) and Comprehensive Income/(Loss), Attributable to Common Shareholders	24,602	(2,737)
Earnings/(Loss) Per Common Share, Basic	$0.32	$(0.03)

Earnings/(Loss) Per Common Share, Diluted	$0.31	$(0.03)
Weighted Average Number of Common Shares Outstanding, Basic	76,336,785	83,572,221

Weighted Average Number of Common Shares Outstanding, Diluted	78,786,949	83,572,221

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	March 31, 2022	December 31, 2021*
ASSETS	(unaudited)

Cash and Cash Equivalents and Restricted Cash	$115,682	$126,788
Other current assets	19,036	15,357
Total Fixed Assets	744,395	682,579
Investments in Related Parties	7,744	7,644
Other Noncurrent Assets	11,149	9,582
Total assets	$898,006	$841,950

LIABILITIES AND EQUITY

Long-Term Debt and Lease Obligation, net of Deferred Financing Costs	$463,411	$423,675
Other Liabilities	31,991	25,080
Total Stockholders' Equity	402,604	393,195
Total Liabilities and Equity	$898,006	$841,950

*	The balance sheet data have been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA (unaudited)
	Three months ended March 31,
	2022	2021

Net cash provided by operating activities	$37,100	$6,419
Net cash provided by/(used in) investing activities	(21,302)	22,558
Net cash used in financing activities	$(26,904)	$(25,851)